Exhibit (a)(18)

APPLIED MATERIALS SUCCESSFULLY COMPLETES SEMITOOL TENDER OFFER

WITH OVER 94 PERCENT OF SHARES TENDERED

SANTA CLARA, Calif., December 18, 2009 — Applied Materials, Inc. (Nasdaq: AMAT) today announced the successful completion of its $11.00 per share cash tender offer for all outstanding shares of Semitool, Inc. (Nasdaq: SMTL). The tender offer expired at 12:00 midnight, Eastern Standard Time, on December 17, 2009. Applied expects to effect a second-step merger to complete its acquisition of Semitool by December 21, 2009. This acquisition will expand Applied’s capability to address emerging opportunities in the high-growth wafer packaging market and provides complementary systems and technology for advanced semiconductor manufacturing.

“Semitool is a strategic fit for Applied that strengthens our ability to address two important, high-growth markets in the semiconductor industry,” said Dr. Randhir Thakur, senior vice president and general manager of Applied’s Silicon Systems Group. “Our enhanced product lineup will provide customers with the broadest range of manufacturing solutions for both chip fabrication and packaging to meet the accelerating demand for more powerful, sophisticated and cost-effective devices.”

Based on preliminary information from the depositary for the tender offer, 31,222,684 shares, representing over 94 percent of the outstanding shares of common stock of Semitool as of the close of business on December 17, 2009, were validly tendered and not withdrawn prior to the expiration of the tender offer. All of such shares have been accepted for payment in accordance with the terms of the tender offer, including 1,462,914 of such shares that were tendered pursuant to the tender offer’s guaranteed delivery procedure.

As previously announced on November 17, 2009, Applied, its wholly-owned subsidiary, Jupiter Acquisition Sub, Inc., and Semitool entered into a merger agreement providing for the purchase by Jupiter Acquisition Sub, Inc., pursuant to the tender offer, of all of the outstanding shares of Semitool for $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax. Under the merger agreement, Applied will acquire any remaining shares of Semitool that were not tendered pursuant to the tender offer (other than shares held by Applied or Semitool or by shareholders of Semitool who properly assert dissenters’ rights under Montana law) pursuant to a second-step merger for the same $11.00 per share cash consideration paid in the tender offer. Applied expects to cause the merger to be completed by December 21, 2009. Following completion of the merger, Semitool will be operated as a part of Applied’s Silicon Systems Group.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to Applied’s anticipated acquisition of Semitool and the expected benefits of the transaction. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if all of the closing conditions to the merger are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for Applied’s products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ utilization rates and requirements for new technology and capacity; Applied’s ability to (i) realize synergies expected to result from the acquisition, (ii) develop, deliver and support a broad range of products, expand its markets and develop new markets, (iii) obtain and protect intellectual property rights in key technologies, and (iv) attract, motivate and retain key employees; and other risks described in Applied’s filings with the Securities and Exchange Commission. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Applied does not assume any obligation to update any such statement.

About Applied

Applied (Nasdaq: AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, services and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy-efficient glass. At Applied, we apply Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.

Contacts

David Miller (business media) 408.563.9582

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Michael Sullivan (financial community) 408.986.7977